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SEC FILE NUMBER
001-16391

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TASER International, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

17800 N. 85th Street

Address of Principal Executive Office (Street and Number)
Scottsdale, AZ 85255

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     TASER International, Inc. (the “Company”) determined that its historical methodology for the calculation of indirect manufacturing expense applied to inventory was incorrect and also identified a clerical error in the calculation. The Company had historically been calculating the rate used to capitalize overhead into inventory using an incorrect amount of direct labor hours, the result of which was to overstate the rate used to capitalize overhead into inventory which overstated both inventory and income. In addition, when reviewing its historical overhead calculation, a formulaic spreadsheet error was identified in the calculations for the fourth quarter of 2005. The changes will have no impact on revenues for the periods.
     As a result of these errors, adjustments were required to correct the cumulative impact both in the first quarter of 2006 and in the relevant prior periods. The Company will be disclosing the impact of these errors for the prior periods in the financial statements to be included in its Form 10-Q for the three months ended March 31, 2006. Since the errors were not previously identified in the prior periods in which they occurred, a material weakness was deemed to exist at March 31, 2006. Management has corrected the methodology for calculating indirect manufacturing expense applied to inventory in the first quarter of 2006 and plans to implement additional procedures and controls surrounding the preparation and review of the overhead calculation, including verification of spreadsheet accuracy. The Company consulted with and advised the Audit Committee of its Board of Directors of its determination.
     Because of the substantial amount of time and effort required to complete the analysis described above, the Company is unable to file its Form 10-Q for the period ended March 31, 2006 with the Commission by the prescribed filing date of May 10, 2006 without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel M. Behrendt	480	991-0797
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Net sales increased $3.7 million, or 36%, to $13.9 million for the first quarter of 2006 compared to $10.2 million for the first quarter of 2005. We believe the principal reasons for the increase in net sales are related to us overcoming certain elements of the various types of negative publicity we experienced during the course of 2005 resulting in increased unit sales of the TASER X26 devices and increased single cartridge sales. As a result of the increase in net sales and its effect on other measures of the results of operations, net income increased net income increased from a net loss of $5,047, or $0.00 per diluted share, for the first quarter of 2005 to net income of $0.01 per diluted share, for the first quarter of 2006. The foregoing information is based on the financial statements expected to be included in the Form 10-Q for the period ended March 30, 2006.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TASER International Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By:	/s/ Daniel M. Berhrendt

		Name:	Daniel M. Berhrendt
		Title:	Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).